BV Financial, Inc.

7114 North Point Road

Baltimore, Maryland 21219

May 12, 2023

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BV Financial, Inc.
Registration Statement on Form S-1 (Registration Number 333-270496)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

BV Financial, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 15, 2023 at 4:00 p.m. EDT, or as soon thereafter as is practicable.

Please contact Zachary Davis of Luse Gorman, PC at (202) 274-2021 if you have any questions concerning this matter.

Very truly yours,

/s/ David M. Flair
David M. Flair
Co-President and Chief Executive Officer